Exhibit 99.1

FOR IMMEDIATE RELEASE:

IBEX Limited Announces Third Quarter Fiscal Year 2021 Financial Results

Third Quarter Fiscal Year 2021

•	Strong revenue of $108.8 million, representing an increase of 7.6% year-over-year
•	Net loss was $0.2 million (non-GAAP adjusted net income of $6.0 million)
•	Adjusted EBITDA increased 12.4% to $16.7 million, achieving record adjusted EBITDA margin of 15.3%
•	Fully diluted loss per share was $0.01 (non-GAAP adjusted earnings per share $0.32)
•	Added 10 new logos, including marquee wins in key verticals

WASHINGTON, DC— (BUSINESS WIRE)—May 18, 2021—IBEX Limited (“ibex”), a leading global provider of outsourced CX solutions, today announced financial results for three and nine months ended March 31, 2021.

“I am pleased with our strong third quarter results, coming off an exceptional second quarter - delivering solid revenue of $108.8 million, strong cash flow, and record adjusted EBITDA margin of 15.3%, up 70 basis points from the prior year period,” said Bob Dechant, Chief Executive Officer of ibex. “These results reflect the value that our end-to-end customer engagement solutions bring to clients, as our BPO 2.0 solution and customer experience is a key competitive differentiator and driver of accelerating growth.”

Dechant continued, “Our business strategy and ability to be laser-focused on execution has allowed us to continue to win customers, evidenced by our signing of 10 new customers, most of which are marquee logos in the New Economy, digitally transforming Blue Chip and strategic verticals. Looking ahead, we have a strong pipeline of business that we believe will position us for a strong fiscal year 2022.”

“I would like to recognize our global base of talented employees who were able to adjust to ever-changing market conditions and thank them for their extraordinary level of professionalism and commitment to our business,” concluded Dechant.

Financial Highlights:

Revenue

•	Revenue increased 7.6% to $108.8 million, compared to $101.1 million in the prior year quarter.

Net Income

•	Net loss was $0.2 million, compared to net income of $4.5 million in the prior year quarter.
•	Non-GAAP adjusted net income increased to $6.0 million, compared to $4.7 million in the prior year quarter (see Exhibit 1 for reconciliation).
•	Net margin was (0.2)%, compared to 4.4% in the prior year quarter.

•	On a Non-GAAP basis, adjusted net income margin increased to 5.5%, compared to 4.6% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

•	Non-GAAP adjusted EBITDA, increased to $16.7 million, compared to $14.8 million in the prior year quarter (see Exhibit 2 for reconciliation).
•	Non-GAAP adjusted EBITDA margin increased to a record 15.3%, compared to 14.7% in the prior year quarter.

Earnings Per Share

•	IFRS basic and fully diluted loss per share was $0.01 compared to IFRS basic and fully diluted earnings per share of $0.00 in the prior year quarter.*
•	Non-GAAP pro forma fully diluted adjusted earnings per share increased to $0.32, compared to $0.25 in the prior year quarter (see Exhibit 1 for reconciliation).

* IFRS fully diluted earnings per share for the three and nine months ended March 31, 2020 does not reflect the recapitalization that occurred in connection with ibex’s August 7, 2020 initial public offering.

Balance Sheet

•	Strong cash position of $62.6 million compared to $21.9 million at June 30, 2020.
•	Non-GAAP net debt decreased to $48.7 million, compared to $84.1 million as of June 30, 2020 (see Exhibit 4 below).

Business Highlights:

•	Won 10 new customer logos, primarily New Economy companies in the FinTech, healthcare and utilities verticals
•	Legacy top three client concentration decreased to 34.1% from 43.6% in the prior year quarter
•	Added 800 seats in Jamaica and 560 seats in the Philippines
•
New Economy revenue increased by 6.3% compared to the prior year quarter, and when adjusted for one client that was adversely impacted by the pandemic, New Economy revenue increased by 21.9% compared to the prior year quarter

•
Non-voice revenue increased by 10.2% compared to the prior year quarter, and when adjusted for one client that was adversely impacted by the pandemic, non-voice revenue increased by 31.8% compared to the prior year quarter

Fiscal Year 2021 Business Outlook

We are reaffirming our fiscal year 2021 revenue and adjusted EBITDA guidance provided last quarter. We expect revenue of between $445 million and $448 million and adjusted EBITDA of between $62.0 million and $63.5 million.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its third quarter of fiscal year 2021 financial results at 4:30 p.m. Eastern Time today, May 18, 2021. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 2595966. The webcast will be available live on the Investors section of ibex’s website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on May 18, 2021, until 7:30 p.m. Eastern Time on May 25, 2021, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 2595966. In addition, an archived webcast will be available on the Investors section of ibex’s website at: https://investors.ibex.co/.

Financial Information

While the financial information included in this press release has been determined in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.”  The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We have made adjustments to the definitions of certain non-GAAP measures in the third quarter of fiscal year 2021.  The definitions of adjusted net income and adjusted EBITDA have been modified to exclude the effect of the amortization of warrant asset, and gains / (losses) on disposal of fixed assets and lease terminations, and include other income, as applicable.  The definition of free cash flow has been modified to exclude financed capital expenditures and right-of-use lease payments.  We may modify these definitions in the future if new situations arise that the Company believes warrant modification.  We believe these updated definitions better reflect the Company’s operating metrics as well as industry standards.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Brad Jones, Senior Director, PR & Communications, ibex, 720.643.8731, brad.jones@ibex.co

IR Contact: Brinlea Johnson, The Blueshirt Group, 415.269.2645, brinlea@blueshirtgroup.com

IBEX Limited
Unaudited Consolidated Statements of Financial Position

US$ in thousands	March 31, 2021	June 30, 2020
Assets
Non-current assets
Goodwill	$11,832	$11,832
Other intangible assets	3,323	2,781
Property and equipment	107,338	84,588
Investment in joint venture	357	331
Deferred tax asset	3,017	2,223
Warrant asset	1,932	2,611
Other assets	6,205	4,834
Total non-current assets	$134,004	$109,200

Current assets
Trade and other receivables	75,310	62,579
Due from related parties	1,794	1,587
Cash and cash equivalents	62,552	21,870
Total current assets	$139,656	$86,036
Total assets	$273,660	$195,236

Equity and liabilities
Equity attributable to owners of the parent
Share capital	$2	$12
Additional paid-in capital	158,044	96,207
Other reserves	32,683	29,456
Accumulated deficit	(114,707)	(109,527)
Total equity	$76,022	$16,148

Non-current liabilities
Deferred revenue	$2,038	$434
Lease liabilities	73,030	62,044
Borrowings	3,745	3,782
Deferred tax liability	85	117
Other non-current liabilities	18,834	7,058
Total non-current liabilities	$97,732	$73,435

Current liabilities
Trade and other payables	$51,649	$53,213
Income tax payables	4,210	3,087
Lease liabilities	11,386	12,668
Borrowings	23,059	27,476
Deferred revenue	5,334	3,470
Due to related parties	4,268	5,739
Total current liabilities	$99,906	$105,653
Total liabilities	$197,638	$179,088
Total equity and liabilities	$273,660	$195,236

IBEX Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income / (Loss)

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, except share and per share amounts	2021	2020	2021	2020
Revenue	$108,832	$101,124	$334,784	$304,255

Payroll and related costs	$72,386	$68,006	223,610	207,246
Share-based payments	$1,298	$(212)	4,004	(119)
Reseller commission and lead expenses	$3,275	$4,278	10,776	13,604
Depreciation and amortization	$7,258	$6,347	20,680	18,460
Fair value adjustment	$4,433	$(250)	10,178	632
Other operating costs	$17,778	$14,914	57,711	44,185
Income from operations	$2,404	$8,041	$7,825	$20,247

Finance expenses	$(2,310)	$(2,376)	(6,923)	(7,190)
Income before taxation	$94	$5,665	$902	$13,057

Income tax expense	$(339)	$(1,183)	(2,082)	(1,482)
Net (loss) / income	$(245)	$4,482	$(1,180)	$11,575

Other comprehensive income / (loss)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$99	$(5)	$(14)	$(37)
Cash flow hedge - changes in fair value	$73	$-	158	-
	$172	$(5)	$144	$(37)
Total comprehensive (loss) / income	$(73)	$4,477	$(1,036)	$11,538

Loss per share attributable to the ordinary equity holders of the parent
Basic	$(0.01)	$-	$(0.07)	$-
Diluted	$(0.01)	$-	$(0.07)	$-

Weighted average shares outstanding
Basic	18,083,182	1,138,140	17,475,469	1,138,140
Diluted	18,083,182	12,822,570	17,475,469	12,822,570

IBEX Limited
Unaudited Consolidated Statements of Cash Flows

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$94	$5,665	$902	$13,057
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	7,258	6,347	20,680	18,460
Amortization of warrant asset	229	16	677	551
Gain on disposal of fixed assets	-	(89)	-	(73)
Gain on lease terminations	(852)	-	(1,044)	-
Foreign currency translation loss / (gain)	26	(110)	229	249
Fair value adjustment	4,433	(250)	10,178	632
Phantom expense	659	(224)	913	(196)
Share-based payments	639	12	3,091	77
Provision for retirement benefit expense	50	-	194	134
Allowance of expected credit losses	(116)	4	336	101
Share of profit from investment in joint venture	(174)	(75)	(400)	(414)
Finance costs	2,310	2,376	6,923	7,190
Decrease / (increase) in trade and other receivables	626	4,957	(10,358)	8,154
Increase in prepayments and other assets	(673)	(864)	(1,370)	(1,400)
Increase / (decrease) in trade and other payables and other liabilities	1,991	(1,103)	3,043	(4,921)
Cash generated from operations	16,500	16,662	33,994	41,601
Interest paid	(2,310)	(2,376)	(6,923)	(7,190)
Income taxes paid	(297)	5	(2,952)	(758)
Net cash inflow from operating activities	$13,893	$14,291	$24,119	$33,653

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(5,892)	$(1,780)	$(14,597)	$(4,019)
Purchase of other intangible assets	(407)	(320)	(1,274)	(485)
Capital repayment from joint venture	146	114	373	309
Net cash outflow from investing activities	$(6,153)	$(1,986)	$(15,498)	$(4,195)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$24,684	$29,314	$91,259	$107,525
Repayments of line of credit	(38,104)	(36,467)	(93,400)	(117,485)
Proceeds from borrowings	-	-	1,714	1,000
Repayment of borrowings	(3,496)	(1,417)	(9,323)	(4,806)
Payment of related party loan	-	-	(1,614)	-
Net proceeds from initial public offering	-	-	63,107	-
Exercise of options	28	-	28	-
Payment of listing related cost	-	-	(1,052)	-
Principal payments on lease obligations	(3,014)	(2,790)	(14,644)	(8,935)
Dividends paid	-	-	(4,000)	(121)
Net cash (outflow) / inflow from financing activities	$(19,902)	$(11,360)	$32,075	$(22,822)
Effects of exchange rate difference on cash and cash equivalents	99	(5)	(14)	(38)
Net (decrease) / increase in cash and cash equivalents	$(12,063)	$940	$40,682	$6,598
Cash and cash equivalents at beginning of the period	$74,615	$14,531	$21,870	$8,873
Cash and cash equivalents at end of the period	$62,552	$15,471	$62,552	$15,471

IBEX Limited
Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1:  Adjusted net income and pro forma adjusted earnings per share – diluted
We define “Adjusted net income” as net (loss) / income  before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), amortization of warrant asset, gain or loss on disposal of fixed assets or lease terminations, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable, net of the tax effect of such adjustments. The following table provides a reconciliation of Adjusted net income to our net (loss) / income for the periods presented:

	Three months ended March 31,				Nine months ended March 31,
	2021		2020		2021		2020
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Net (loss) / income	$(245)	$(0.01)	$4,482	$0.35 (d)	$(1,180)	$(0.07)	$11,575	$0.90 (d)
Non-recurring expenses	1,848	0.10	801	0.06	7,839	0.45	1,397	0.11
Amortization of warrant asset	229	0.01	16	0.00	677	0.04	551	0.04
Gain on disposal of fixed assets	-	-	(89)	(0.01)	-	-	(73)	(0.01)
Gain on lease terminations	(852)	(0.05)	-	-	(1,044)	(0.06)	-	-
Fair value adjustment	4,433	0.25	(250)	(0.02)	10,178	0.58	632	0.05
Share-based payments	1,298	0.07	(212)	(0.02)	4,004	0.23	(119)	(0.01)
Foreign exchange losses	44	0.00	164	0.01	247	0.01	523	0.04
Total adjustments	$7,000	$0.39	$430	$0.03	$21,901	$1.25	$2,911	$0.23
Tax impact of adjustments(a)	(722)	(0.04)	(243)	(0.02)	(2,901)	(0.17)	(289)	(0.02)
Adjusted net income and adjusted earnings per share	$6,033	$0.33	$4,669	$0.36	$17,820	$1.02	$14,197	$1.11
Adjusted net income margin	5.5%		4.6%		5.3%		4.7%

Weighted average shares outstanding - diluted	18,083,182	$0.33	12,822,570	$0.36	17,475,469	$1.02	12,822,570	$1.11
Dilutive impact of shares issued on August 7, 2020(b)	-	$-	3,571,429	$(0.07)	-	$-	3,076,121	$(0.19)
Dilutive impact of preferred share conversion on August 7, 2020(b)	-	$-	1,785,565	$(0.03)	-	$-	1,785,565	$(0.11)
Dilutive impact of share-based compensation and the Amazon warrant(b)	737,826	$(0.01)	641,444	$(0.01)	756,977	$(0.04)	548,190	$(0.03)
Pro forma adjusted weighted average shares outstanding - diluted and pro forma adjusted earnings per share - diluted(c)	18,821,008	$0.32	18,821,008	$0.25	18,232,446	$0.98	18,232,446	$0.78

(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.
(b)
Represents the dilutive impact of (i) an incremental 3,571,429 and 3,076,121 weighted average shares outstanding for the three and nine months ended March 31, 2021, respectively, as a result of our initial public offering completed on August 7, 2020, (ii) an incremental 1,785,565 weighted average shares outstanding due to the conversion of preferred shares to common shares in connection with our initial public offering on August 7, 2020 and (iii) incremental weighted average shares outstanding resulting from vesting of awards under share-based compensation plans and vesting of the Amazon warrant, using the treasury stock method (as applicable) during the periods presented.

(c)
We provide “pro forma adjusted earnings per share – diluted” to illustrate the impact on the calculation of adjusted earnings per share of taking into account the dilutive impact of the shares issued in our initial public offering on August 7, 2020, the dilutive impact of the preferred share conversion on August 7, 2020, and the dilutive impact related to vesting of awards under share-based compensation plans and the Amazon warrant on the calculation of weighted average shares outstanding – diluted, resulting in pro forma adjusted weighted average shares outstanding – diluted. We have used 18,821,008 and 18,232,446 shares, the pro forma adjusted weighted average shares outstanding – diluted for the three and nine months ended March 31, 2021, respectively, to calculate pro forma adjusted earnings per share – diluted for the three and nine months ended March 31, 2020. We believe that pro forma adjusted earnings per share – diluted is useful information for investors because it enhances comparability between the current period and prior periods. This non-GAAP measure will be recalculated each reporting period based on the pro forma adjusted weighted average shares outstanding – diluted for the latest reporting periods. Therefore, pro forma adjusted earnings per share – diluted in future periods may differ from pro forma adjusted earnings per share – diluted presented in prior periods. Pro forma adjusted earnings per share – diluted may not be comparable to other similarly titled measures of other companies, has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB.

(d)
See Note 20 to our audited consolidated financial statements  included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average shares outstanding – basic and diluted. For the periods noted, the amount represents net income divided by the weighted average shares outstanding – diluted for the period presented.

EXHIBIT 2:  EBITDA and Adjusted EBITDA
We define “EBITDA” as net (loss) / income before the effect of the following items: finance expenses, income tax expense / (benefit), and depreciation and amortization, as applicable. We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), amortization of warrant asset, gain or loss on disposal of fixed assets or lease terminations, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable.

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands	2021	2020	2021	2020
Net (loss) / income	$(245)	$4,482	$(1,180)	$11,575
Finance expense	$2,310	$2,376	6,923	7,190
Income tax expense	$339	$1,183	2,082	1,482
Depreciation and amortization	$7,258	$6,347	20,680	18,460
EBITDA	$9,662	$14,388	$28,505	$38,707
Non-recurring expenses	$1,848	$801	7,839	1,397
Amortization of warrant asset	$229	$16	677	551
Gain on disposal of fixed assets	$-	$(89)	-	(73)
Gain on lease terminations	$(852)	$-	(1,044)	-
Fair value adjustment	$4,433	$(250)	10,178	632
Share-based payments	$1,298	$(212)	4,004	(119)
Foreign exchange losses	$44	$164	247	523
Adjusted EBITDA	$16,662	$14,818	$50,406	$41,618
Adjusted EBITDA margin	15.3%	14.7%	15.1%	13.7%

EXHIBIT 3:  Free cash flow
We define “free cash flow” as net cash provided by operating activities less capital expenditures – cash.

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands	2021	2020	2021	2020

Net cash provided by operating activities	$13,893	$14,291	$24,119	$33,653

Less:
Capital expenditures - cash	6,299	2,100	15,871	4,504
Free cash flow(1)	$7,594	$12,191	$8,248	$29,149

(1) Excluded from free cash flow are the principal portion of right-of-use lease payments of $2,892 and $1,892 for the three months ended March 31, 2021 and 2020, respectively, and $8,063 and $6,619 for the nine months ended March 31, 2021 and 2020, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4:  Net debt
We define “net debt” as total borrowings less cash and cash equivalents.

US$ in thousands	March 31, 2021	June 30, 2020
Borrowings
Non-current	$3,745	$3,782
Current	23,059	27,476
	$26,804	$31,258
Leases
Non-current	73,030	62,044
Current	11,386	12,668
	$84,416	$74,712
Total debt	$111,220	$105,970
Cash and cash equivalents	62,552	21,870
Net debt	$48,668	$84,100